Amounts in USD

Dates

Collection Period No.	31				
Collection Period (from... to)	1-Nov-2025	30-Nov-2025			
Determination Date	11-Dec-2025				
Record Date	12-Dec-2025				
Payment Date	15-Dec-2025				
Interest Period of the Class A-1 Notes (from... to)	17-Nov-2025	15-Dec-2025	Actual/360 Days	28	
Interest Period of the Class A-2, A-3 and A-4 Notes (from... to)	15-Nov-2025	15-Dec-2025	30/360 Days	30	

Summary

	Initial Balance	Beginning Balance	Ending Balance	Principal Payment	Principal per $1000 Face Amount	Note Factor
Class A-1 Notes	355,000,000.00	0.00	0.00	0.00	0.000000	0.000000
Class A-2 Notes	493,000,000.00	0.00	0.00	0.00	0.000000	0.000000
Class A-3 Notes	463,100,000.00	0.00	0.00	0.00	0.000000	0.000000
Class A-4 Notes	77,900,000.00	74,051,101.47	44,535,443.00	29,515,658.47	378.891636	0.571700
Total Note Balance	**1,389,000,000.00**	**74,051,101.47**	**44,535,443.00**	**29,515,658.47**		
Overcollateralization	193,911,701.69	193,906,683.46	193,906,683.46			
Total Securitization Value	**1,582,911,701.69**	**267,957,784.93**	**238,442,126.46**			
present value of lease payments	794,491,414.69	69,656,806.50	61,120,746.58			
present value of Base Residual Value	788,420,287.00	198,300,978.43	177,321,379.88			

	Amount	Percentage
Initial Overcollateralization Amount	193,911,701.69	12.25%
Target Overcollateralization Amount	193,906,683.46	12.25%
Current Overcollateralization Amount	193,906,683.46	12.25%

	Interest Rate	Interest Payment	Interest per $1000 Face Amount	Interest & Principal Payment	Interest & Principal Payment per $1000 Face Amount
Class A-1 Notes	0.000000%	0.00	0.000000	0.00	0.000000
Class A-2 Notes	5.240000%	0.00	0.000000	0.00	0.000000
Class A-3 Notes	4.740000%	0.00	0.000000	0.00	0.000000
Class A-4 Notes	4.710000%	290,650.57	3.731073	29,806,309.04	382.622709
Total		**290,650.57**		**$29,806,309.04**	

Amounts in USD

	Initial Balance	Beginning Balance	Ending Balance
Exchange Note Balance	**1,503,766,116.61**	**188,812,199.85**	**159,296,541.38**

Available 2023-A Collections

Lease Payments Received	7,013,429.36
Net Sales Proceeds-early terminations (incl Defaulted Leases)	16,008,319.05
Net Sales Proceeds-scheduled terminations	13,808,941.87
Excess wear and tear included in Net Sales Proceeds	30,840.56
Excess mileage included in Net Sales Proceeds	100,670.37
Subtotal	**36,830,690.28**
Repurchase Payments	0.00
Advances made by the Servicer	0.00
Investment Earnings	122,488.16
Total Available Collections	**36,953,178.44**

Distribution on the Exchange Note

(1) Total Servicing Fee	223,298.15
Nonrecoverable Advances to the Servicer	0.00
(2) Exchange Note Interest Distributable Amount (5.25%)	826,053.37
(3) Exchange Note Principal Distributable Amount	29,515,658.47
(4) Any amounts by which the sum payable pursuant to Section 8.03(a)(i) through (vii) of the Indenture (or, if applicable, pursuant to Section 5.04(b)(i)through (vii) of the Indenture) exceed the sum of the Exchange Note Interest Distributable Amount and the Exchange Note Principal Distributable Amount	0.00
(5) Remaining Funds Payable	6,388,168.45
Total Distribution	**36,953,178.44**

Available Funds ABS Notes

Total Exchange Note Payments	30,341,711.84
Reserve Account Draw Amount	0.00
Total Available Funds	**30,341,711.84**

Distributions ABS Notes

(1) Total Trustee Fees and any Asset Representations Reviewer fees (max. $250,000 p.a.)	0.00
(2) Interest Distributable Amount Class A Notes	290,650.57
(3) Priority Principal Distribution Amount	0.00
(4) To Reserve Fund to reach the Reserve Fund Required Amount	0.00
(5) Regular Principal Distribution Amount	29,515,658.47
(6) Additional Servicing Fee and Transition Costs	0.00
(7) Total Trustee Fees and any Asset Representations Reviewer fees [not previously paid under (1)]	0.00
(8) Excess Collections to Certificateholders	535,402.80
Total Distribution	**30,341,711.84**

Amounts in USD

Distribution Detail

	Amount Due	Amount Paid	Shortfall
Total Servicing Fee	223,298.15	223,298.15	0.00
Total Trustee Fee	0.00	0.00	0.00
Monthly Interest Distributable Amount	290,650.57	290,650.57	0.00
thereof on Class A-1 Notes	0.00	0.00	0.00
thereof on Class A-2 Notes	0.00	0.00	0.00
thereof on Class A-3 Notes	0.00	0.00	0.00
thereof on Class A-4 Notes	290,650.57	290,650.57	0.00
Interest Carryover Shortfall Amount	0.00	0.00	0.00
thereof on Class A-1 Notes	0.00	0.00	0.00
thereof on Class A-2 Notes	0.00	0.00	0.00
thereof on Class A-3 Notes	0.00	0.00	0.00
thereof on Class A-4 Notes	0.00	0.00	0.00
Interest Distributable Amount Class A Notes	290,650.57	290,650.57	0.00
Priority Principal Distribution Amount	0.00	0.00	0.00
Regular Principal Distribution Amount	29,515,658.47	29,515,658.47	0.00
Principal Distribution Amount	29,515,658.47	29,515,658.47	0.00

Amounts in USD

Reserve Fund and Investment Earnings

Reserve Fund

Reserve Fund Required Amount	3,957,279.25
Reserve Fund Amount - Beginning Balance	3,957,279.25
plus top up Reserve Fund up to the Required Amount	0.00
plus Net Investment Earnings for the Collection Period	11,387.78
minus Net Investment Earnings	11,387.78
minus Reserve Fund Draw Amount	0.00
Reserve Fund Amount - Ending Balance	3,957,279.25
Reserve Fund Deficiency	0.00

Investment Earnings

Net Investment Earnings on the Reserve Fund	11,387.78
Net Investment Earnings on the Exchange Note	
Collection Account	111,100.38
Investment Earnings for the Collection Period	122,488.16

Notice to Investors

Mercedes-Benz Financial Services USA LLC, as Servicer has elected to exercise its option under Section 5.01 of the 2023-A Servicing Supplement to purchase the 2023-A Exchange Note on December 15, 2025 (the ""Redemption Date"") and has deposited $44,535,443.00 into the 2023-A Exchange Note Collection Account to redeem the balance of the Class A-4 Note.

Therefore, pursuant to Section 10.01 of the Indenture, the Notes will be redeemed on the Redemption Date.

Amounts in USD

Pool Statistics

Pool Data

	Amount	Number of Leases
Cutoff Date Securitization Value	1,582,911,701.69	34,991
Securitization Value beginning of Collection Period	267,957,784.93	7,596
Principal portion of lease payments	4,800,481.35	
Terminations- Early	12,631,823.44	
Terminations- Scheduled	11,429,982.25	
Repurchase Payment (excluding interest)	0.00	
Gross Losses	653,371.43	
Securitization Value end of Collection Period	238,442,126.46	6,813
Pool Factor	15.06%	

	As of Cutoff Date	Current
Weighted Average Securitization Rate	11.25%	11.25%
Weighted Average Remaining Term (months)	28.22	9.82
Weighted Average Seasoning (months)	14.94	37.42
Aggregate Base Residual Value	998,583,831.26	192,084,671.44
Cumulative Turn-in Ratio		37.91%
Proportion of base prepayment assumption realized life to date		126.09%
Actual lifetime prepayment speed		1.11%

Delinquency Profile

Delinquency Profile *	Amount **	Number of Leases	Percentage
Current	233,450,245.56	6,685	97.91%
31-60 Days Delinquent	3,475,687.23	92	1.46%
61-90 Days Delinquent	1,171,696.14	27	0.49%
91-120 Days Delinquent	344,497.53	9	0.14%
Total	238,442,126.46	6,813	100.00%

Delinquency Trigger		**5.147%**
60+ Delinquency Leases to EOP Aggregate Securitization Value		0.636%
Delinquency Trigger occurred		No

 *A lease is not considered delinquent if the amount past due is less than 10% of the payment due under such lease

**Based on the actual Securitization Value of the respective leases

Amounts in USD

Loss Statistics

Credit Loss	Current		Cumulative	
	Amount	Number of Leases	Amount	Number of Leases
Securitization Value of Defaulted Leases, Beg of Collection Period	490,503.21	14	55,596,153.09	1,256
Liquidation Proceeds	331,888.96		35,230,442.33	
Recoveries	601,171.98		15,345,185.87	
Principal Net Credit Loss / (Gain)	(442,557.73)		5,020,524.89	

Net Credit Loss / (Gain) as % of Average Securitization Value (annualized):

Current Collection Period	(2.097)%
Prior Collection Period	(0.048%)
Second Prior Collection Period	0.091 %
Third Prior Collection Period	(0.849%)
Four Month Average	(0.726)%

Cumulative Net Credit Loss / (Gain) as % of Cutoff Date Securitization Value	0.317%
Average Net Credit Loss / (Gain)	3,997.23

Residual Loss	Current		Cumulative	
	Amount	Number of Leases	Amount	Number of Leases
Securitization Value of Liquidated Leases, Beg of Collection Period	24,224,673.91	769	866,617,932.31	26,919
Sales Proceeds and Other Payments Received	28,774,336.24		1,015,944,414.63	
Residual Loss / (Gain)	(4,549,662.33)		(149,326,482.32)	

Residual Loss / (Gain) as % of Average Securitization Value (annualized):

Current Collection Period	(21.562)%
Prior Collection Period	(23.738%)
Second Prior Collection Period	(19.080%)
Third Prior Collection Period	(18.137%)
Four Month Average	(20.629)%

Cumulative Residual Loss / (Gain) as % of Cutoff Date Securitization Value	(9.434)%
Average Residual Loss / (Gain)	(5,547.25)